6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 August 4, 2004

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                            Form 20-F X   Form 40-F


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.
                                  Yes     No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

Second-Quarter Results 2004

    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--Aug. 4, 2004--BASF
(NYSE:BF):

                Very Successful Second Quarter for BASF

    Overview



                                    2nd                  1st
BASF Group                          Quarter              Half
                                            Change              Change
Million euro                   2004    2003 in %    2004   2003 in %

Sales                         9,314   8,249  12.9 18,365 17,081   7.5
Income from operations
before interest, taxes
Depreciation and amortization
 (EBITDA)                     1,744   1,348  29.4  3,324  2,844  16.9
Income from operations before
 special items                1,197     832  43.9  2,335  1,776  31.5
Income from operations (EBIT) 1,181     774  52.6  2,219  1,716  29.3
Financial result                (23)    (88) 73.9    (83)  (191) 56.5
Income before taxes and
 minority interests           1,158     686  68.8  2,136  1,525  40.1
Net income                      634     195 225.1  1,149    637  80.4
Earnings per share (euro)      1.15    0.35 228.6   2.08   1.13  84.1
EBIT before special items in
 percent of sales              12.9    10.1     -   12.7   10.4     -
Cash provided by operating
 activities                   1,196     984  21.5  2,159  1,878  15.0
Additions to fixed assets(a)    446     677 (34.1)   939  2,208 (57.5)
Amortization and
 depreciation(a)                563     574  (1.9) 1,105  1,128  (2.0)
Segment assets (end of
 period)(b)                  26,559  27,563  (3.6)     -      -     -
Personnel costs               1,394   1,412  (1.3) 2,745  2,804  (2.1)
Number of employees (end of
 period)                     85,124  88,465  (3.8)     -      -     -

(a) Tangible and intangible fixed assets (including acquisitions)
(b) Tangible and intangible fixed assets, inventories and business-related receivables




                                  Income
                                  from              Income from
                                  operations         operations
                                  before
                                  special
Segments      Sales               items             (EBIT)

                            Change            Change            Change
Million euro    2004   2003 in %   2004  2003 in %   2004  2003 in %

2nd Quarter
Chemicals      1,748  1,433  22.0   333   134 148.5   328   127 158.3
Plastics       2,522  2,177  15.8   172    76 126.3   163    67 143.3
Performance
 Products      2,029  1,911   6.2   217   145  49.7   214   136  57.4
Agricultural
 Products &
 Nutrition     1,527  1,505   1.5   241   209  15.3   236   181  30.4
Oil & Gas      1,090    928  17.5   339   278  21.9   346   278  24.5
Other(a)         398    295  34.9  (105)  (10)    .  (106)  (15)    .
Thereof
costs of
exploratory
and
biotechnological
research           -      -     -    37    40  (7.5)   37    40  (7.5)
               9,314  8,249  12.9 1,197   832  43.9 1,181   774  52.6
1st Half
Chemicals      3,330  2,952  12.8   578   279 107.2   556   271 105.2
Plastics       4,829  4,460   8.3   322   186  73.1   312   176  77.3
Performance
 Products      3,958  3,818   3.7   413   287  43.9   403   279  44.4
Agricultural
 Products &
 Nutrition     2,968  2,801   6.0   510   446  14.3   485   417  16.3
Oil & Gas      2,484  2,411   3.0   682   682   0.0   689   682   1.0
Other(b)         796    639  24.6  (170) (104)(63.5) (226) (109)    .
  Thereof
costs of
exploratory
and
biotechnological
research           -      -     -    73    85 (14.1)   73    85 (14.1)
              18,365 17,081   7.5 2,335 1,776  31.5 2,219 1,716  29.3

(a) "Other" includes the fertilizers business and other businesses as well as expenses, income and assets not allocated to the segments. This item also includes foreign currency results from financial indebtedness that are not allocated to the segments as well as from currency positions that are macro-hedged.


    BASF Group Business Review and Analysis

    --  Sales and EBIT improve in all segments

    -- Strong increase in EBIT in the Chemicals, Plastics and Performance Products segments

    --  Cash flow remains at high level

    --  Earnings per share tripled

    --  Successful cost-reduction measures will be continued worldwide

    -- Improved outlook for full year 2004: Significant increase in sales and EBIT before special items

    Sales: Second-quarter sales increased by about 13% compared with the same quarter of the previous year. All operating divisions contributed to this growth. We were able to increase sales volumes significantly in a more favorable business environment. Sales prices increased.




Factors influencing sales in comparison with previous year
                        %2nd Quarter  1st Half

Volumes                  13           11
Prices                   2            0
Currencies               (3)          (4)
Acquisitions/divestitures1            1
Total                    13           8


    Earnings: At euro 1,197 million, income from operations (EBIT) before special items climbed 44% compared with the same period of 2003. EBIT rose in all segments because we succeeded in increasing sales volumes and simultaneously reducing fixed costs. The Chemicals, Plastics and Performance Products segments showed the strongest earnings growth. Earnings improved in the Agricultural Products & Nutrition segment as a result of the successful conclusion of the agricultural products season in Europe and North America. The Oil & Gas segment benefited from an increase in sales volumes as well as higher oil prices.
    EBIT after special items increased by 53% to euro 1,181 million in the second quarter.
    The financial result was euro (23) million compared with euro (88) million in the second quarter of 2003. This was due, in particular, to a higher level of income from financial assets. Income before taxes and minority interests increased by 69% to euro 1,158 million.
    At 42%, the tax rate was considerably lower than in the second quarter of 2003, which contained a one-time tax expense of euro 124 million due to a change in German tax law. Income taxes for oil production that are noncompensable with German taxes were euro 128 million in the second quarter following euro 104 million in the previous year.
    Net income more than tripled in the second quarter to euro 634 million. Earnings per share were euro 1.15 compared with euro 0.35 in 2003.



Special items

                  1st
                  Quarter      2nd          3rd          4th
                               Quarter      Quarter      Quarter
Million euro        2004  2003   2004  2003   2004  2003   2004  2003

Special items
- in income from
 operations         (100)   (2)   (16)  (58)         (29)        (246)
- in financial
 result              (21)    -     (1)   (3)         (27)        (133)
Total               (121)   (2)   (17)  (61)         (56)        (379)







    Outlook: The positive trend in the first half of 2004 gives us grounds for confidence for the second half of the year. We expect the high demand for our products to continue, however at a more moderate rate of increase compared with the first half. We anticipate that Asia and North America will be the strongest growth drivers. We expect prices of raw materials to remain high, and in some cases to increase even further. We will continue our efforts to adjust our selling prices to this development. We will rigorously continue with our restructuring measures. For the full year 2004, we expect a significant increase in sales and EBIT before special items.


Key BASF share data                     2nd Quarter     1st Half 2004
                                                2004             2004
Share price (end of period)(a)            euro 43.99       euro 43.99
High(a)                                   euro 44.89       euro 45.63
Low(a)                                    euro 40.60       euro 40.49
Average daily trade (number of
 shares)(a)                             2.70 million    2.93 million
BASF share performance(b)                      +9.9 %           +1.9 %
DAX 30 performance(b)                          +5.1 %           +2.2 %
EURO STOXX 50 performance(b)                   +2.5 %           +3.7 %

(a) XETRA trading
(b) with dividends reinvested


    Significant Events: We announced on July 29, 2004, that we are reviewing strategic alternatives regarding the joint venture Basell, together with our partner Shell. Basell is a global leader in polyolefins. The options being reviewed include the sale of the stakes and an equity transaction.

    Chemicals

    --  Segment with highest increase in sales and earnings
    --  Good capacity utilization due to increase in sales volumes
    --  Margins improve despite persistently high raw materials costs




                                  2nd                    1st
Overview                          Quarter                Half
                                           Change               Change
Million euro                2004     2003  in %    2004   2003  in %

Sales                      1,748    1,433     22  3,330  2,952     13
Thereof Inorganics           211      184     15    412    367     12
      Petrochemicals       1,047      806     30  1,966  1,680     17
      Intermediates          490      443     11    952    905      5
EBITDA                       441      243     81    776    503     54
EBIT before special items    333      134    149    578    279    107
EBIT                         328      127    158    556    271    105
Additions to fixed assets 141 128 10 307 254 21 Assets (end of period) 5,124 4,964 3 - - -


    Sales increased in all operating divisions compared with the second quarter of 2003 (volumes 15%, portfolio 5%, prices 5%, currencies -3%). In particular, earnings more than doubled thanks to improved capacity utilization, price increases, as well as a reduction in fixed costs.
    Inorganics: Sales volumes increased in all product lines. The boron and potassium specialties business, which was acquired in 2003 and is now fully integrated, contributed to this growth. The strong increase in sales volumes resulted in improved earnings in most of the product portfolio.
    Petrochemicals: Sales volumes increased for olefins, solvents and plasticizers, as well as alkylene oxides and glycols. Capacity utilization of our steam crackers and other major plants was high. Against a background of product shortages in the markets, selling prices could be increased to pass on higher raw materials costs, and contributed to improved earnings.
    Intermediates: In Europe, sales of amines rose in particular. In Asia, sales of butanediol and derivatives as well as polyalcohols and specialties increased. Despite higher raw materials costs, earnings improved due to both price increases and a reduction in fixed costs.

    Plastics

    --  Significant increase in sales in all operating divisions
    --  Earnings improve despite increasing raw materials costs
    --  Successful new products and business models




                                  2nd                    1st
Overview                          Quarter                Half
                                           Change               Change
Million euro                2004     2003  in %    2004   2003  in %

Sales                      2,522    2,177     16  4,829  4,460      8
Thereof Styrenics          1,019      891     14  1,937  1,888      3
    Performance Polymers     649      552     18  1,262  1,120     13
    Polyurethanes            854      734     16  1,630  1,452     12
EBITDA                       280      187     50    545    417     31
EBIT before special items    172       76    126    322    186     73
EBIT                         163       67    143    312    176     77
Additions to fixed assets    105      256    (59)   203    342    (41)
Assets (end of period)     6,032    6,292     (4)     -      -      -


    Sales rose significantly due to higher sales volumes and increased sales prices (volumes 14 %, portfolio 2 %, prices 3 %, currencies -3 %), however pressure on margins persists. Nevertheless, earnings increased in all operating divisions as a result of a reduction in fixed costs and improved capacity utilization.
    Styrenics: Sales increased thanks to higher sales prices and strong demand for our products. A severe increase in raw materials prices, in particular in the price of benzene, put margins under pressure in all regions. The optimization of business structures resulted in a reduction in fixed costs and increased earnings.
    Performance Polymers: Sales volumes increased significantly worldwide, in particular for engineering plastics for the automotive and electronics industries. Margins for engineering plastics remained under pressure, but we were able to pass on higher raw materials prices for fiber intermediates to the market. Earnings improved due to higher sales volumes and a significant reduction in fixed costs. The new product Ultradur(R) High Speed, which allows our customers in the automotive and electronics industries to reduce their manufacturing costs thanks to shorter production times, has been well received by the market.
    Polyurethanes: Volumes and sales increased in almost all product lines worldwide. Prices could increasingly be raised over the course of the quarter. High raw materials prices, in particular for benzene, toluene and propylene, continue to exert pressure on margins. The U.S. systems house Foam Enterprises, which was acquired in March 2004, has been successfully integrated.

    Performance Products

    --  Sales increase in all operating divisions
    -- Earnings improve significantly thanks to a reduction in fixed costs
    --  Growth strategy in Asia successful



                                  2nd                    1st
Overview                          Quarter                Half
                                           Change               Change
Million euro                2004     2003  in %    2004   2003  in %

Sales                      2,029    1,911      6  3,958  3,818      4
Thereof Performance
 Chemicals                   825      792      4  1,621  1,598      1
      Coatings               520      505      3  1,025  1,009      2
      Functional Polymers    684      614     11  1,312  1,211      8
EBITDA                       305      235     30    584    479     22
EBIT before special items    217      145     50    413    287     44
EBIT                         214      136     57    403    279     44
Additions to fixed assets     66       57     16    129     98     32
Assets (end of period)     4,934    5,140     (4)     -      -      -


    Sales increased as a result of higher volumes in all operating divisions (volumes 8 %, currencies -2 %). Earnings improved significantly, in particular due to cost-reduction measures.
    Performance Chemicals: Sales increased in all product lines except performance chemicals for textiles. Earnings improved, in particular due to the contribution from performance chemicals for detergents and formulators. The reduction of fixed costs more than offset negative currency effects and persistent margin pressure.
    Coatings: Sales volumes increased, in particular for automotive coatings and decorative paints. Due to a reduction in fixed costs in all product lines, earnings improved despite the pressure on sales prices. The restructuring of the industrial coatings business played an important part in reducing fixed costs. New production capacities are strengthening our position in coil coatings in the growing Chinese market.
    Functional Polymers: The global upturn in demand in important customer industries led to an increase in sales, in particular of monomers and dispersions for decorative paints. Compared with the same period of the previous year, earnings almost doubled due to higher sales volumes, price increases and a reduction in fixed costs. The capacity expansion of the dispersions plant in Cengkareng, Indonesia, has strengthened our production network in Asia.

    Agricultural Products & Nutrition

    --  Profitable growth in Agricultural Products
    --  Earnings in Fine Chemicals below previous year's level




                                  2nd                    1st
Overview                          Quarter                Half
                                           Change               Change
Million euro                2004     2003  in %    2004   2003  in %

Sales                      1,527    1,505      1  2,968  2,801      6
Thereof Agricultural
 Products                  1,071    1,051      2  2,054  1,884      9
      Fine Chemicals         456      454      0    914    917      0
EBITDA                       362      319     13    732    668     10
EBIT before special items    241      209     15    510    446     14
Thereof Agricultural         212      171     24    439    367     20
 Products Fine Chemicals      29       38    (24)    71     79    (10)
EBIT                         236      181     30    485    417     16
Thereof Agricultural
 Products                    208      144     44    415    336     24
 Fine Chemicals               28       37    (24)    70     81    (14)
Additions to fixed assets     49       55    (11)   102  1,186    (91)
Assets (end of period)     6,933    7,828    (11)     -      -      -


    Agricultural Products: Sales rose by 2 % (volumes 6 %, portfolio -3 %, prices 1 %, currencies -2 %), or by 7 % if adjusted for product divestitures and currency fluctuations. The successful conclusion of the crop-protection products season in Europe and North America, as well as the success of our innovative products, especially F 500(R), contributed to this. Thanks to the stronger product portfolio and more favorable cost structures, we were able to post higher earnings despite negative currency effects and divestitures. We significantly reduced inventories and receivables.
    Fine Chemicals: Despite an increase in sales volumes, second-quarter sales remained at the previous year's level (volumes 5 %, prices -4 %, currencies -1 %). Sales in the area of human nutrition increased. Vitamin prices remained unsatisfactory overall, in particular in view of rising prices for raw materials. Pharmaceutical active ingredients continued to develop positively. The startup of the new citral plant, the scheduled shutdown of lysine production, and negative currency effects reduced earnings.

    Oil & Gas

    --  Sales and earnings improve further
    --  Regional growth strategy continued



                                  2nd                    1st
Overview                          Quarter                Half

                                           Change               Change
Million euro                2004     2003  in %    2004   2003  in %

Sales                      1,090      928     17  2,484  2,411      3
   Thereof natural gas
    trading                  506      460     10  1,373  1,334      3
EBITDA                       440      355     24    866    836      4
EBIT before special items    339      278     22    682    682      0
   Thereof natural gas
    trading                   60       62     (3)   156    156      0
EBIT                         346      278     24    689    682      1
   Thereof natural gas
    trading                   60       62     (3)   156    156      0
Additions to fixed assets     55       58     (5)   135     97     39
Assets (end of period)     3,536    3,339      6      -      -      -


    Sales (volumes 16 %, prices/currencies 1 %) and earnings increased significantly.
    In natural gas trading, sales volumes rose considerably. Both Germany and the new business in Belgium and the United Kingdom contributed to this growth. Due to the increase in purchasing prices, earnings were at almost the same level as in the second quarter of 2003. A declaration of intent to extend long-term supply agreements until 2030 was signed with Gazprom.
    In exploration and production, gas production was increased considerably in the North Sea and in Argentina. Oil production, however, declined slightly, in particular due to the reduction of production quotas by OPEC.
    Earnings improved as a result of the overall increase in sales volumes as well as the substantial increase in the price of oil in terms of both U.S. dollars and euros.

    Regions

    --  Sales increase in all regions

    --  Restructuring measures in North America prove successful

    --  Capital expenditure projects in Asia make good progress



                                                    EBIT before
                                                     special
OverviewSales                  Sales                 items
        (location of           (location of         (location of
         customer)              company)             company)

                        Change                Change            Change
Million
 euro     2004    2003  in %     2004    2003 in %   2004  2003 in %

2nd
 Quarter
Europe   5,090   4,638     10   5,545   4,966    12   880   698    26
         1,737   1,549     12   3,638   3,364     8   612   498    23
North
 America
 (NAFTA) 2,240   1,998     12   2,204   1,979    11   204    52   292
South
 America   426     368     16     335     302    11    45    51   (12)
Asia,
 Pacific
 Area,
 Africa  1,558   1,245     25   1,230   1,002    23    68    31   119
         9,314   8,249     13   9,314   8,249    13 1,197   832    44
1st Half
Europe  10,386   9,879      5  11,166  10,505     6 1,769 1,524    16
         3,787   3,648      4   7,531   7,268     4 1,258 1,142    10
North
 America
 (NAFTA) 4,149   3,936      5   4,122   3,939     5   284    81   251
South
 America   858     690     24     692     560    24   118    83    42
Asia,
 Pacific
 Area,
 Africa  2,972   2,576     15   2,385   2,077    15   164    88    86
        18,365  17,081      8  18,365  17,081     8 2,335 1,776    31







    In Europe, sales by location of company increased by 12 % in the second quarter. Following a weak first quarter, sales increased in Germany for the first time. EBIT before special items climbed by euro 182 million to euro 880 million. The upturn in business and the reduction of fixed costs, especially at our site in Ludwigshafen, contributed to this increase.
    Sales by location of company in North America increased by 18 % in dollar terms. In particular, the Chemicals and Plastics segments benefited from the favorable economic climate and from successfully integrated acquisitions. The restructuring program for the service units has almost been completed; the optimization of businesses and sites is being actively pursued. EBIT before special items increased by euro 152 million to euro 204 million as a result of business expansion and cost-reduction measures.
    In South America, second-quarter sales by location of company increased in local currency terms by 19 %, in particular due to strong sales in the Plastics and Oil & Gas segments. EBIT before special items declined by euro 6 million to euro 45 million as a result of higher expenses for oil and gas exploration.
    In local currency terms, companies in the Asia, Pacific Area, Africa region increased sales by 26 %; in particular, the Chemicals and Plastics segments contributed to this growth. EBIT before special items rose by euro 37 million to euro 68 million. Our capital expenditure projects in Asia - in particular the construction of the Verbund site in Nanjing, China, with our partner SINOPEC - are making good progress.

    Finance

    --  Cash provided by operating activities significantly increased

    --  euro 300 million spent on share buybacks in the first half



Consolidated Statements of Cash Flows
                                                 1st Half

Million euro                                           2004      2003

Net income                                            1,149       637
Depreciation and amortization of fixed assets         1,115     1,136
Changes in net working capital                         (109)      (56)
Miscellaneous items                                       4       161
Cash provided by operating activities                 2,159     1,878
Payments related to tangible and intangible fixed
 assets                                                (913)     (967)
Acquisitions/divestitures                               (66)   (1,398)
Financial investments and other items                    23        22
Cash used in investing activities                      (956)   (2,343)
Proceeds from capital increases/(decreases)            (340)     (226)
Changes in financial indebtedness                        26     1,553
Dividends                                              (805)     (822)
Cash provided by (used in) financing activities      (1,119)      505
Net changes in cash and cash equivalents                 84        40
Cash and cash equivalents as beginning of year
 and other changes                                      540       228
Cash and cash equivalents                               624       268
Marketable securities                                   170       127
Liquid funds                                            794       395


    Compared with 2003, cash provided by operating activities rose 15% to euro 2,159 million in the first half and by 22% to euro 1,196 million in the second quarter. This was primarily due to the higher level of net income. Despite the expansion of our business, additional financing for net working capital increased only slightly compared with the previous year's level.
    Cash used in investing activities led to a cash outflow of euro 956 million compared with euro 2,343 million in 2003 as a result of the acquisition of the fipronil crop protection business from Bayer as well as Honeywell's engineering plastics business. At euro 913 million, payments related to tangible and intangible fixed assets were lower than the level of amortization and depreciation of fixed assets of euro 1,115 million.
    In cash used in financing activities, dividend payments and share buybacks led to a cash outflow of euro 1,119 million. In the first six months of 2004, we bought back 7.2 million shares for euro 300 million or an average of euro 41.81 per share.
    Liquid funds increased to euro 794 million, and at euro 3,507 million, financial indebtedness was un-changed compared with the figure at the end of 2003. Net debt therefore declined from euro 2,879 million as of December 31, 2003, to euro 2,713 million.

    Interim Financial Statements of BASF Group

    (abridged version)

    The interim financial statements have not been audited. The valuation methods used in the Consolidated Financial Statements for 2003 remain unchanged. Effective January 1, 2004, the U.S. dollar was defined as the functional currency for companies in Malaysia and Singapore as a result of the increased volume of business from regional production. There were only minor changes in the scope of consolidation in the first half of 2004.


Consolidated Statements of Income
                          2nd                   1st
                          Quarter               Half

                                         Change                 Change
Million euro                2004   2003  in %     2004    2003  in %

Sales, net of natural gas
 taxes                     9,314  8,249   12.9  18,365  17,081    7.5
Cost of sales              6,248  5,680   10.0  12,409  11,753    5.6
Gross profit on sales      3,066  2,569   19.3   5,956   5,328   11.8

Selling expenses           1,152  1,127    2.2   2,269   2,244    1.1
General and
 administrative expenses     179    173    3.5     353     336    5.1
Research and development
 expenses                    275    262    5.0     535     538   (0.6)
Other operating income        97     88   10.2     203     192    5.7
Other operating expenses     376    321   17.1     783     686   14.1
Income from operations     1,181    774   52.6   2,219   1,716   29.3

(Expenses)/income from
 financial assets             26    (34)     .      18     (53)     .
Interest result              (49)   (54)   9.3    (101)   (138)  26.8
Financial result             (23)   (88)  73.9     (83)   (191)  56.5
Income before taxes and
 minority interests        1,158    686   68.8   2,136   1,525   40.1

Income taxes                 490    484    1.2     921     852    8.1
Minority interests            34      7  385.7      66      36   83.3
Net income                   634    195  225.1   1,149     637   80.4
Earnings per share (euro)   1.15   0.35  228.6    2,08    1.13   84.1
Number of shares in
 millions, weighted          551    563   (2.1)    553     565   (2.1)




Consolidated Balance Sheets

                                June    June           Dec.
                                30,2004 30,2003 Change  31,2003 Change
Million euro                                     in %            in %

Assets
Intangible assets                3,701   4,155  (10.9)   3,793   (2.4)
Property, plant and equipment   13,139  13,534   (2.9)  13,070    0.5
Financial assets                 2,529   3,163  (20.0)   2,600   (2.7)
Fixed assets                    19,369  20,852   (7.1)  19,463   (0.5)

Inventories                      4,194   4,848  (13.5)   4,151    1.0
Accounts receivable, trade       5,944   5,619    5.8    4,954   20.0
Miscellaneous receivables        3,108   3,191   (2.6)   3,159   (1.6)
Deferred taxes                   1,234   1,154    6.9    1,247   (1.0)
Liquid funds                       794     395  101.0      628   26.4
Current assets                  15,274  15,207    0.4   14,139    8.0
Total assets                    34,643  36,059   (3.9)  33,602    3.1

Stockholders' equity and
liabilities
Subscribed capital and capital
 surplus                         4,408   4,408    0.0    4,408    0.0
Retained earnings and other
 equity                         11,231  11,442   (1.8)  11,083    1.3
Minority interests                 352     396  (11.1)     388   (9.3)
Stockholders' equity            15,991  16,246   (1.6)  15,879    0.7

Provisions for pensions and
 similar obligations             3,890   3,892   (0.1)   3,862    0.7
Provisions for taxes and other
 provisions                      5,767   5,332    8.2    5,325    8.3
Provisions                       9,657   9,224    4.7    9,187    5.1

Financial indebtedness           3,507   5,097  (31.2)   3,507    0.0
Accounts payable, trade          2,365   2,208    7.1    2,056   15.0
Other liabilities                3,123   3,284   (4.9)   2,973    5.0
Liabilities                      8,995  10,589  (15.1)   8,536    5.4
Total liabilities               18,652  19,813   (5.9)  17,723    5.2
Total stockholders' equity and
 liabilities                    34,643  36,059   (3.9)  33,602    3.1




   Consolidated Statements of Stockholders' Equity January - June 2004

                              Number of    Subscribed Capital Retained
Million euro                  shares       capital    surplus earnings

As of January 1, 2004         556,643,410      1,425   2,983   12,055
Net income                              -          -       -    1,149
Share buyback and
 cancellation of shares
including own shares intended
 to be cancelled               -7,170,000        -18      18     -300
Dividends paid                          -          -       -     -774
(Decrease)/increase of
 foreign currency
translation adjustments                 -          -       -        -
Capital injection by minority
 interests                              -          -       -        -
Changes in scope of
 consolidation and
other changes                           -          -       -       15
As of June 30, 2004           549,473,410      1,407   3,001   12,145

  Consolidated Statements of Stockholders' Equity January - June 2004
                                       Currency              Stock-
                                       translation Minority  holders'
Million euro                           adjustment  interests equity

As of January 1, 2004                        -972       388   15,879
Net income                                      -        66    1,215
Share buyback and cancellation of
 shares
including own shares intended to be
 cancelled                                      -         -     -300
Dividends paid                                  -       -31     -805
(Decrease)/increase of foreign
 currency
translation adjustments                        58       -61       -3
Capital injection by minority
 interests                                      -       -41      -41
Changes in scope of consolidation and
other changes                                   -        31       46
As of June 30, 2004                          -914       352   15,991





   Consolidated Statements of Stockholders' Equity January - June 2003

                                Number of  Subscribed Capital Retained
Million euro                      shares   capital    surplus earnings

As of January 1, 2003          570,316,410      1,460   2,948  12,468
Net income                               -          -       -     637
Share buyback and cancellation
 of shares
including own shares intended
 to be cancelled                -6,930,000        -18      18    -226
Dividends paid                           -          -       -    -789
(Decrease)/increase of foreign
 currency
translation adjustments                  -          -       -       -
Changes in scope of
 consolidation and
other changes                            -          -       -      -2
As of June 30, 2003            563,386,410      1,442   2,966  12,088


Consolidated Statements of Stockholders' Equity January - June 2003

                                       Currency              Stock-
                                       translation Minority  holders'
Million euro                           adjustment  interests equity

As of January 1, 2003                         -330       396   16,942
Net income                                       -        36      673
Share buyback and cancellation of
 shares
including own shares intended to be
 cancelled                                       -         -     -226
Dividends paid                                   -       -33     -822
(Decrease)/increase of foreign currency
translation adjustments                       -316        -5     -321
Changes in scope of consolidation and
other changes                                    -         2        -
As of June 30, 2003                           -646       396   16,246

    Forward-looking statements

    This report contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. (The Annual Report on Form 20-F is available on the Internet at www.basf.com.) We do not assume any obligation to update the forward-looking statements contained in this report.

    Publisher:

    BASF Aktiengesellschaft
    Corporate Department
    Communications BASF Group
    67056 Ludwigshafen
    Germany

    You can find HTML versions of this and other publications from BASF on our homepage at www.basf.com.

    You can also order reports:

    --  by telephone: +49 621 60-0
    --  by e-mail: medien-service@basf-ag.de
    --  on the Internet: www.basf.de/mediaorders

    Important dates
    --  November 11, 2004

    Interim Report Third Quarter 2004
    --  March 9, 2005

    Financial Results 2004
    --  April 28, 2005

    Annual Meeting, Mannheim
    Interim Report First Quarter 2005

    --  August 3, 2005
    Interim Report Second Quarter 2005


    CONTACT: BASF
             Corporate Media Relations:
             Jennifer Moore-Braun
             Phone:  +49 621 60-20829
             Fax:    +49 621 60-92693
             E-Mail: jennifer.moore-braun@basf-ag.de
             or
             Investor Relations:
             Magdalena Moll
             Phone:  +49 621 60-48230
             Fax:    +49 621 60-22500
             E-Mail: investorrelations@basf-ag.de
             or
             General inquiries:
             Phone:  +49 621 60-0
             Fax:    +49 621 60-42525
             E-Mail: info.service@basf-ag.de
             Internet: www.basf.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BASF Aktiengesellschaft


Date: August 4, 2004            By: /s/ Elisabeth Schick
                                ------------------------
                                Name: Elisabeth Schick
                                Title: Director Site Communications Ludwigshafen
                                       and Europe


                                By: /s/ Christian Schubert
                                --------------------------
                                Name: Christian Schubert
                                Title: Director Corporate Communications
                                BASF Group